UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Pacific Energy Partners L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

69422R 10 5

(CUSIP Number)

Jeffrey A. Welikson
Vice President and Corporate Secretary
Lehman Brothers Holdings Inc.
399 Park Avenue, 11th Floor
New York, NY 10022
(212) 526-0858

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Holdings Inc. 13-3216325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,321,315*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 7,321,315*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,321,315*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.2%**

14.	Type of Reporting Person (See Instructions) HC/CO

*The number of Common Units reported as beneficially owned includes 5,490,986 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 1,830,329 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units, 802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Merchant Banking Associates III L.L.C. 87-0726813

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,909,132*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,909,132*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,909,132*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%**

14.	Type of Reporting Person (See Instructions) OO

*The number of Common Units reported as beneficially owned includes 3,681,849 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 1,227,283 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units,  802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Inc. 13-2518466

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,535,216 *

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,535,216 *

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,535,216 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.8%**

14.	Type of Reporting Person (See Instructions) BD/CO

*The number of Common Units reported as beneficially owned includes 1,151,412 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 383,804 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units, 802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Private Equity Advisers L.L.C. 01-0683749

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 867,552*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 867,552*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 867,552*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%**

14.	Type of Reporting Person (See Instructions) OO

*The number of Common Units reported as beneficially owned includes 650,661 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 216,887 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units,  802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Merchant Banking Associates III, L.P. 87-0726814

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,909,132*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,909,132*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,909,132*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%**

14.	Type of Reporting Person (See Instructions) PN

*The number of Common Units reported as beneficially owned includes 3,681,849  Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 1,227,283 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units, 802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LBMB Partners AIV I L.P. 20-1804672

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,263,125*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,263,125*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,263,125*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.1%**

14.	Type of Reporting Person (See Instructions) PN

*The number of Common Units reported as beneficially owned includes 947,344 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 315,781 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units, 802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LBMB Fund (B) AIV I L.P. 20-1804750

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,255*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 73,255*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,255*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%**

14.	Type of Reporting Person (See Instructions) PN

*The number of Common Units reported as beneficially owned includes 54,941 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 18,314 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units, 802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LBMB Fund AIV I L.P. 20-1804789

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,604*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,604*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,604*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) PN

*The number of Common Units reported as beneficially owned includes 10,203 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 3,401 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units, 802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LBMB Capital Partners V AIV I L.P. 20-1958891

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 130,812*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 130,812*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,812*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%**

14.	Type of Reporting Person (See Instructions) PN

*The number of Common Units reported as beneficially owned includes 98,109 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 32,703 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units, 802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LBMB AIV II L.P. 20-2486448

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,718,807*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,718,807*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,718,807*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%**

14.	Type of Reporting Person (See Instructions) PN

*The number of Common Units reported as beneficially owned includes 2,039,105 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 679,702 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units, 802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Sidecar I, LLC 20-2531515

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 906,269*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 906,269*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 906,269*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%**

14.	Type of Reporting Person (See Instructions) OO

*The number of Common Units reported as beneficially owned includes 679,702 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 226,567 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units, 802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LB I Group Inc. 13-2741778

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,534,169*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,534,169*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,169*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.8%**

14.	Type of Reporting Person (See Instructions) HC/CO

*The number of Common Units reported as beneficially owned includes 1,150,627 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 383,542 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units, 802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lehman Brothers Diversified Private Equity Fund 2004 Partners 51-0517268

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 867,548*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 867,548*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 867,548*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%**

14.	Type of Reporting Person (See Instructions) PN

*The number of Common Units reported as beneficially owned includes 650,661 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 216,887 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units, 802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LB Pacific GP, LLC 35-2247534

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,465,000*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 10,465,000*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,465,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.08%**

14.	Type of Reporting Person (See Instructions) OO

*The number of Common Units reported as beneficially owned includes 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 2,616,250 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units, 802,628 General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

CUSIP No. 69422R 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LB Pacific, LP 35-2247536

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,465,000*

	8.	Shared Voting Power

	9.	Sole Dispositive Power 10,465,000*

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,465,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.08%**

14.	Type of Reporting Person (See Instructions) PN

*The number of Common Units reported as beneficially owned includes 7,848,750  Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3 of the Original Schedule 13D) and 2,616,250 Common Units and is based solely on the calculation described in Item 5 for this entity and does not take into account the terms of the governing limited partnership agreement.

** Based on 31,450,000 Common Units,  802,628  General Partner Interests and 7,848,750 Subordinated Units (as if converted on a one-to-one basis into Common Units as described in Item 3) outstanding as of 2/28/2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

This Amendment No. 2 to Schedule 13D (this “Amendment”) is filed by the Reporting Persons as an amendment to Amendment No. 1 to Schedule 13D (the “First Amended Schedule 13D”), as filed with the Securities and Exchange Commission on March 31, 2005. This Amendment is filed in order to update information about the owners of the pecuniary interests in LB Pacific, LP (the “Buyer” ) and LB Pacific GP, LLC (“Buyer GP”). During 2005, after a series of capital calls, LB I Group Inc. (“LB I Group”) allocated interests in Buyer and Buyer GP to several investment funds, all of which are managed by affiliates of Lehman Brothers Holdings Inc. (“Holdings”). These investment funds include LBMB Partners AIV I L.P., LBMB Fund (B) AIV I L.P., LBMB Fund AIV I L.P., LBMB Capital Partners V AIV I L.P., LBMB AIV II L.P., Lehman Sidecar I , LLC and Lehman Brothers Diversified Private Equity Fund 2004 Partners.

Following the transactions that are the subject of this Amendment No. 2 to Schedule 13D, these funds and LB I Group directly own a 69.96% limited partner interest in Buyer and a 69.93% percent membership interest in Buyer GP. Holdings has ultimate voting power with respect to the operations of Buyer GP. Buyer GP is the sole general partner of Buyer. Buyer is the sole limited partner of Pacific Energy GP, LP which is the sole general partner of  Pacific Energy Partners, L.P. (the “Issuer”). Buyer is also the sole member of Pacific Energy Management LLC, which is the sole general partner of Pacific Energy GP, L.P. which is the sole general partner of the Issuer. The General Partner Interest, Common Units and the Subordinated Units of the Issuer that are the subject of this Amendment No. 2 to Schedule 13D are directly owned by Buyer.

Capitalized terms used but not defined in this Amendment have the meanings set forth in the Original Schedule 13D. The First Amended Schedule 13D is hereby amended and supplemented as follows:

Item 2.	Identity and Background
Item 2 of the First Amended Schedule 13D is hereby amended to read in its entirety as follows:

This Schedule 13D/A is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”) to report the indirect acquisition of Common Units and Common Units issuable upon the conversion of Subordinated Units:

Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”)

745 Seventh Avenue

New York, NY

Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate government and high-net worth clients. Holdings is the direct 100% parent of Lehman Brothers Merchant Banking Associates III LLC, Lehman Brothers Private Equity Advisers LLC and Lehman Brothers Inc.

Lehman Brothers Merchant Banking Associates III L.L.C., a Delaware limited liability company  (“LBMB GP”)

745 Seventh Avenue

New York, NY 10019

LBMB GP is a wholly-owned subsidiary of Holdings and the general partner of LBMB LP (defined below).

Lehman Brothers Inc., a Delaware corporation (“LBI”)

745 Seventh Avenue

New York, NY 10019

LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a

wholly-owned subsidiary of Holdings and the direct 100% parent of LB I Group, Inc.

Lehman Brothers Private Equity Advisers L.L.C., a Delaware limited liability company (“Equity Advisors”)

745 Seventh Avenue

New York, NY 10019

Equity Advisors is a wholly-owned subsidiary of Holdings and the general partner of Lehman Brothers Diversified Private Equity Fund 2004 Partners.

Lehman Brothers Merchant Banking Associates III L.P., a Delaware limited partnership (“LBMB LP”)

745 Seventh Avenue

New York, NY 10019

LBMB LP is controlled by its general partner LBMB GP. LBMB, L.P. is the manger of Lehman Sidecar and the general partner of LBMB Partners AIV I L.P., LBMB Fund (B) AIV I L.P., LBMB Fund AIV I L.P. and LBMB AIV II L.P.

LBMB Partners AIV I L.P., a Delaware limited partnership (“LBMB Partners”)

745 Seventh Avenue

New York, NY 10019

LBMB Partners is controlled by its general partner LBMB LP and owns a 12.07% limited partner interest in Buyer and a 12.08% membership interest in Buyer GP.

LBMB Fund (B) AIV I L.P., a Delaware limited partnership (“LBMB Fund (B)”)

745 Seventh Avenue

New York, NY 10019

LBMB Fund (B) is controlled by its general partner LBMB LP and owns a ..07% limited partner interest in Buyer and a .07% membership interest in Buyer GP.

LBMB Fund AIV I L.P., a Delaware limited partnership (“LBMB Fund”)

745 Seventh Avenue

New York, NY 10019

LBMB Fund is controlled by its general partner LBMB LP and owns a .13% limited partner interest in Buyer and a .13% membership interest in Buyer GP.

LBMB Capital Partners V AIV I L.P., a Delaware limited partnership (“AIV I”)

745 Seventh Avenue

New York, NY 10019

AIV I is controlled by its general partner LB I Group and owns a 1.25% limited partner interest in Buyer and a 1.25% membership interest in Buyer GP.

LBMB AIV II L.P., a Delaware limited partnership (“AIV II”)

745 Seventh Avenue

New York, NY 10019

AIV II is controlled by its general partner LBMB LP and owns a 25.98% limited partner interest in Buyer and a 26.01% membership interest in Buyer GP.

Lehman Sidecar I, LLC, a Delaware limited liability company (“Lehman Sidecar”)

745 Seventh Avenue

New York, NY 10019

Lehman Sidecar is managed by LBMB LP and owns an 8.66% limited partner interest in Buyer and an 8.67% membership interest in Buyer GP.

LB I Group Inc., a Delaware corporation (“LB I Group”)

745 Seventh Avenue

New York, NY 10019

LB I Group is a wholly-owned subsidiary of LBI and the general partner of AIV I. LBI Group owns a 13.41% limited partner interest in Buyer and a 13.42% membership interest in Buyer GP.

Lehman Brothers Diversified Private Equity Fund 2004 Partners, a New York general partnership (“DPEF”)

745 Seventh Avenue

New York, NY 10019

DPEF is managed by its attorney-in-fact Equity Advisors and owns an 8.29% limited partner interest in Buyer and an 8.30% membership interest in Buyer GP.

LB Pacific GP, LLC, a Delaware limited liability company (“Buyer GP”)

c/o Lehman Brothers Inc.

399 Park Avenue, 9th Floor

New York, NY 10022

Buyer GP was formed to act as the general partner of the Buyer and owns a 0.1% general partner interest in the Buyer.

LB Pacific, LP, a Delaware limited partnership (the “Buyer” )

c/o Lehman Brothers Inc.

399 Park Avenue, 9th Floor

New York, NY 10022

The Buyer was formed to purchase the general partner of the Issuer.

Each of Holdings, LBMB, LBI, Equity Advisors, LBMB LP, LBMB Partners, LBMB Fund (B), LBMB Fund, AIV I, AIV II, Lehman Sidecar, LB I Group, DPEF, Buyer GP and Buyer are together referred to as the “Reporting Persons.”  The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Amendment No. 2 to Schedule 13D as Exhibit F (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment No. 2 to Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Amendment No. 2 to Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, none of the persons listed on Schedule A hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule B to the First Amended Schedule 13D and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 of the First Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) - (b)                   Holdings does not directly own any securities of the Issuer.  Holdings is the sole member of LBMB GP and Equity Advisors and the sole stockholder of LBI. LBMB GP is the general partner of LBMB LP which is the sole member of Lehman Sidecar and is the general partner of each of LBMB Partners, LBMB Fund (B), LBMB Fund, AIV I, and AIV II (collectively, the “GP Funds”) which own, in aggregate, a 46.96% membership interest in Buyer GP and a 46.91% limited partner interest in Buyer. Equity Advisors is the general partner of DPEF which owns an 8.3% membership interest in Buyer GP and an 8.29% limited partner interest in Buyer. LBI is the sole stockholder of LB I Group and general partner of AIV I which own, in aggregate, a 14.67% membership interest in Buyer GP and a 14.66% limited partner interest in Buyer. Buyer GP owns a .1% general partner interest in Buyer. Holdings may be deemed to possess voting and dispositive powers with respect to 69.96% of the Subordinated Units and 69.96% of the Common Units directly held by Buyer which is an aggregate of 5,490,986 Subordinated Units and 1,830,329 Common Units.

LBMB GP does not directly own any securities of the Issuer.  LBMB GP is the general partner of LBMB, L.P. LBMB LP is the sole member of Lehman Sidecar and is the general partner of each of the GP Funds. The GP Funds and Lehman Sidecar own, in aggregate, a 46.96% membership interest in Buyer GP and a 46.91% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. LBMB GP may be deemed to possess voting and dispositive powers with respect to 46.91% of the Subordinated Units and 46.91% of the Common Units directly held by Buyer which is an aggregate of 3,681,849 Subordinated Units and 1,227,283 Common Units.

LBI does not directly own any securities of the Issuer.  LBI is the sole stockholder of LB I Group and LB I Group is the general partner of AIV I. LB I Group and AIV I, own, in aggregate, a 14.67% membership interest in Buyer GP and a 14.66% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. LBI may be deemed to possess voting and dispositive powers with respect to 14.66% of the Subordinated Units and 14.66% of the Common Units directly held by Buyer which is an aggregate of 1,150,627 Subordinated Units and 383,542 Common Units.

Equity Advisors does not directly own any securities of the Issuer. Equity Advisors is the attorney-in-fact of DPEF. DPEF owns an 8.30% membership interest in Buyer GP and an 8.29% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. Equity Advisors may be deemed to possess voting and dispositive powers with respect to 8.29% of the Subordinated Units and 8.29% of the Common Units directly held by Buyer which is an aggregate of 650,661 Subordinated Units and 216,887 Common Units.

LBMB LP does not directly own any securities of the Issuer. LBMB LP is the general partner of the GP Funds and the sole member of Lehman Sidecar. The GP Funds and Lehman Sidecar collectively own a 46.96% membership interest in Buyer GP and a

46.91% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. LBMB LP may be deemed to possess voting and dispositive powers with respect to 46.91% of the Subordinated Units and 46.91% of the Common Units directly held by Buyer which is an aggregate of 3,681,849 Subordinated Units and 1,227,283 Common Units.

LBMB Partners does not directly own any securities of the Issuer. LBMB Partners owns a 12.08% membership interest in Buyer GP and a 12.07% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. LBMB Partners may be deemed to possess voting and dispositive powers with respect to 12.07% of the Subordinated Units and 12.07% of the Common Units directly held by Buyer which is an aggregate of 947,344 Subordinated Units and 315,781 Common Units.

LBMB Fund (B) does not directly own any securities of the Issuer. LBMB Fund (B) owns a .07% membership interest in Buyer GP and a ..07% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. LBMB Fund may be deemed to possess voting and dispositive powers with respect to .07% of the Subordinated Units and .07% of the Common Units directly held by Buyer which is an aggregate of 54,941 Subordinated Units and 18,314 Common Units.

LBMB Fund does not directly own any securities of the Issuer. LBMB Fund owns a .13% membership interest in Buyer GP and a .13% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. LBMB Fund may be deemed to possess voting and dispositive powers with respect to .13% of the Subordinated Units and .13% of the Common Units directly held by Buyer which is an aggregate of 10,203 Subordinated Units and 3,401 Common Units.

AIV I does not directly own any securities of the Issuer. AIV I owns a 1.25% membership interest in Buyer GP and a 1.25% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. AIV I may be deemed to possess voting and dispositive powers with respect to 1.25% of the Subordinated Units and 1.25% of the Common Units directly held by Buyer which is an aggregate of 98,109 Subordinated Units and 32,703 Common Units.

AIV II does not directly own any securities of the Issuer. AIV II owns a 26.01% membership interest in Buyer GP and a 25.98% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. AIV II may be deemed to possess voting and dispositive powers with respect to 25.98% of the Subordinated Units and 25.98% of the Common Units directly held by Buyer which is an aggregate of 2,039,105 Subordinated Units and 679,702 Common Units.

Lehman Sidecar does not directly own any securities of the Issuer. Lehman Sidecar owns an 8.67% membership interest in Buyer GP and an 8.66% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. Lehman Sidecar may be deemed to possess voting and dispositive powers with respect to 8.66% of the Subordinated Units and 8.66% of the Common Units directly held by Buyer which is an aggregate of 679,702 Subordinated Units and 226,567 Common Units.

LB I Group does not directly own any securities of the Issuer.  LB I Group is the general partner of AIV I and owns a 13.42% membership interest in Buyer GP and a 13.41% limited partner interest in Buyer. AIV I owns a 1.25% membership interest in Buyer GP and a 1.25% limited partner interest in Buyer. Buyer GP is the general partner of the Buyer. LB I Group may be deemed to possess voting and dispositive powers with respect to 14.66% of the Subordinated Units and 14.66% of Common Units directly held by Buyer which is an aggregate of 1,052,517 Subordinated Units and 350,839 Common Units.

DPEF does not directly own any securities of the Issuer. DPEF owns an 8.30% membership interest in Buyer GP and an 8.29% limited partner interest in Buyer. Buyer GP is the General Partner of Buyer. DPEF may be deemed to possess voting and dispositive powers with respect to 8.29% of the Subordinated Units and 8.29% of the Common Units directly held by Buyer which is an aggregate of 650,661 Subordinated Units and 216,887 Common Units.

Buyer GP owns a .1% general partner interest in the Buyer. Buyer GP may be deemed to possess voting and dispositive powers with respect to all of the Subordinated Units and all of the Common Units directly held by Buyer which is an aggregate of 7,848,750 Subordinated Units and 2,616,250 Common Units.

Buyer directly owns an aggregate of 7,848,750 Subordinated Units which convert into an equal number of Common Units upon satisfaction of the conditions described in the Partnership Agreement, and 2,616,250 Common Units. Such units represent 26.08% of the outstanding Common Units of the Issuer based on 31,450,000 Common Units,   802,628   General Partner Interests and 7,848,750 Subordinated Units outstanding as of February 28, 2006 as reported in Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

To the knowledge of the Reporting Persons, no person listed on Schedule A beneficially owns any Common Units, General Partner Interests or Subordinated Units.

(c)                           No transactions in Common Units were effected by the Reporting Persons, or to their knowledge, by any of the persons listed on Schedule A hereto, during the past sixty days other than as reported herein and the First Amended Schedule 13D.

(d)                           To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and the Lenders, under certain conditions set forth in the Credit Agreement, has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Subordinated Units and Common Units owned by the Reporting Persons.

(e)                           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the First Amended Schedule 13D is hereby amended to add the following agreements thereto:

Amended and Restated Joint Filing Agreement

The Reporting Persons have entered into the Amended and Restated Joint Filing Agreement (to add Equity Advisors, LBMB LP, LBMB Partners, LBMB Fund (B), LBMB Fund, AIV I, AIV II and Lehman Sidecar and DPEF as parties thereto) dated the date hereof, a copy of which is filed with this Amendment (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the First Amended Schedule 13D is hereby amended to add the following Exhibit F thereto:

Exhibit F —    Amended and Restated Joint Filing Agreement*

*Filed herewith.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date: April 6, 2006

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Vice President

LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III L.L.C.

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Senior Vice President

LEHMAN BROTHERS PRIVATE EQUITY ADVISERS L.L.C.

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III L.P.

By:	Lehman Brothers Merchant Banking Associates III L.L.C., its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LBMB PARTNERS AIV I L.P.

By:	Lehman Brothers Merchant Banking Associates III L.L.C., its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LBMB FUND (B) AIV I L.P.

By:	Lehman Brothers Merchant Banking Associates III L.L.C., its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LBMB FUND AIV I L.P.

By:	Lehman Brothers Merchant Banking Associates III L.L.C., its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LBMB CAPITAL PARTNERS V AIV I L.P.

By:	LB I Group Inc., its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Senior Vice President

LBMB AIV II L.P.

By:	Lehman Brothers Merchant Banking Associates III L.L.C., its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LEHMAN SIDECAR I, LLC

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LB I GROUP INC.

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Senior Vice President

LEHMAN BROTHERS DIVERSIFIED PRIVATE EQUITY FUND 2004 PARTNERS

By:	Lehman Brothers Private Equity Advisors
LLC, its attorney-in-fact

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LB PACIFIC GP LLC

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LB PACIFIC LP

By:	LB Pacific Energy GP, LLC,
its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

SCHEDULE A

Schedule A of the First Amended Schedule 13D is hereby amended to read in its entirety as follows:

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME / TITLE	BUSINESS ADDRESS

Michael L. Ainslie	Lehman Brothers Holdings Inc.
Private Investor and former	745 Seventh Avenue
President and Chief Executive	New York, NY 10019
Officer of Sotheby’s Holdings

John F. Akers	Lehman Brothers Holdings Inc.
Retired Chairman of International	745 Seventh Avenue
Business Machines Corporation	New York, NY 10019

Roger S. Berlind	Lehman Brothers Holdings Inc.
Theatrical Producer	745 Seventh Avenue
New York, NY 10019

Thomas H. Cruikshank	Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive	745 Seventh Avenue
Officer of Halliburton Company	New York, NY 10019

Marsha Johnson Evans	Lehman Brothers Holdings Inc.
President of American Red Cross	745 Seventh Avenue
New York, NY 10019

Richard S. Fuld, Jr.	Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer	745 Seventh Avenue
New York, NY 10019

Sir Christopher Gent	Lehman Brothers Holdings Inc.
Non-Executive	745 Seventh Avenue
Deputy Chairman of GlaxoSmithKline plc	New York, NY 10019

Henry Kaufman	Lehman Brothers Holdings Inc.
President of	745 Seventh Avenue
Henry Kaufman & Company, Inc.	New York, NY 10019

John D. Macomber	Lehman Brothers Holdings Inc.
Principal of	745 Seventh Avenue
JDM Investment Group	New York, NY 10019

Dina Merrill	Lehman Brothers Holdings Inc.
Director and Vice Chairman of	745 Seventh Avenue
RKO Pictures, Inc. and Actress	New York, NY 10019

12

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME / TITLE	BUSINESS ADDRESS

Richard S. Fuld, Jr.	Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer	745 Seventh Avenue
New York, NY 10019

Jonathan E. Beyman	Lehman Brothers Holdings Inc.
Chief of Operations and Technology	745 Seventh Avenue
New York, NY 10019

David Goldfarb	Lehman Brothers Holdings Inc.
Chief Administrative Officer	745 Seventh Avenue
New York, NY 10019

Joseph M. Gregory	Lehman Brothers Holdings Inc.
President and Chief Operating Officer	745 Seventh Avenue
New York, NY 10019

Christopher O’Meara	Lehman Brothers Holdings Inc.
Chief Financial Officer and Controller	745 Seventh Avenue
New York, NY 10019

Thomas A. Russo	Lehman Brothers Holdings Inc.
Chief Legal Officer	745 Seventh Avenue
New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III L.L.C.

MANAGER

Sole member managed by Lehman Brothers Holdings Inc.

EXECUTIVE OFFICERS

Charles Ayres	Lehman Brothers Holdings Inc.
President	745 Seventh Avenue
New York, NY 10019

E. Daniel James	Lehman Brothers Holdings Inc.
Vice President	745 Seventh Avenue
New York, NY 10019

13

David Morse	Lehman Brothers Holdings Inc.
Vice President	745 Seventh Avenue
New York, NY 10019

Javier Banon	Lehman Brothers Holdings Inc.
Vice President	745 Seventh Avenue
New York, NY 10019

Joe Cohen	Lehman Brothers Holdings Inc.
Vice President	745 Seventh Avenue
New York, NY 10019

Joshua L. Collins	Lehman Brothers Inc.
Vice President	399 Park Avenue, 9th Floor
New York, NY 10022

Christopher Manning	Lehman Brothers Inc.
Vice President	399 Park Avenue, 9th Floor
New York, NY 10022

David Wilmott	Lehman Brothers Holdings Inc.
Vice President	745 Seventh Avenue
New York, NY 10019

Murat Erkurt	Lehman Brothers Holdings Inc.
Vice President	745 Seventh Avenue
New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

BOARD OF DIRECTORS

NAME / TITLE	BUSINESS ADDRESS

Thomas A. Cruikshank	Lehman Brothers Holdings Inc.
Retired Chairman and Chief	745 Seventh Avenue
Executive Officer of Halliburton	New York, New York 10019
Company

Howard L. Clark, Jr.	Lehman Brothers Holdings Inc.
Vice Chairman	745 Seventh Avenue
New York, NY 10019

Frederick Frank	Lehman Brothers Holdings Inc.
Vice Chairman	745 Seventh Avenue
New York, NY 10019

14

Richard S. Fuld, Jr.	Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer	745 Seventh Avenue
New York, NY 10019

Harvey M. Krueger	Lehman Brothers Holdings Inc.
Vice Chairman	745 Seventh Avenue
New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

EXECUTIVE OFFICERS

NAME / TITLE	BUSINESS ADDRESS

Richard S. Fuld, Jr.	Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer	745 Seventh Avenue
New York, NY 10019

David Goldfarb	Lehman Brothers Holdings Inc.
Chief Administrative Officer	745 Seventh Avenue
New York, NY 10019

Joseph M. Gregory	Lehman Brothers Holdings Inc.
President and Chief Operating Officer	745 Seventh Avenue
New York, NY 10019

Jonathan E. Beyman	Lehman Brothers Holdings Inc.
Chief of Operations and Technology	745 Seventh Avenue
New York, NY 10019

Christopher O’Meara	Lehman Brothers Holdings Inc.
Chief Financial Officer and Controller	745 Seventh Avenue
New York, NY 10019

Thomas A. Russo	Lehman Brothers Holdings Inc.
Chief Legal Officer	745 Seventh Avenue
New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS PRIVATE EQUITY ADVISERS L.L.C.

MANAGER

BOARD OF MANAGERS

Michael J. Odrich	Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, NY 10019

15

Steven L. Berkenfeld	Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, NY 10019

Ruth E. Horowitz	Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, NY 10019

EXECUTIVE OFFICERS

Michael J. Odrick	Lehman Brothers Holdings Inc.
President	745 Seventh Avenue
New York, NY 10019

Steven L. Berkenfeld	Lehman Brothers Holdings Inc.
Vice President	745 Seventh Avenue
New York, NY 10019

Jerome Trezzolino	Lehman Brothers Holdings Inc.
Vice President	745 Seventh Avenue
New York, NY 10019

LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III, L.P.

GENERAL PARTNER

Lehman Brothers Merchant	399 Park Avenue, 9th Floor
Banking Associates III L.L.C.	New York, NY 10022

LBMB PARTNERS AIV I L.P.

GENERAL PARTNER

Lehman Brothers Merchant	399 Park Avenue, 9th Floor
Banking Associates III L.L.C.	New York, NY 10022

LBMB FUND (B) AIV I L.P.

GENERAL PARTNER

Lehman Brothers Merchant	399 Park Avenue, 9th Floor
Banking Associates III L.L.C.	New York, NY 10022

16

LBMB FUND AIV I L.P.

GENERAL PARTNER

Lehman Brothers Merchant	399 Park Avenue, 9th Floor
Banking Associates III L.L.C.	New York, NY 10022

LBMB CAPITAL PARTNERS V AIV I L.P.

GENERAL PARTNER

LB I Group, Inc.	399 Park Avenue, 9th Floor
New York, NY 10022

LBMB AIV II L.P.

GENERAL PARTNER

Lehman Brothers Merchant	399 Park Avenue, 9th Floor
Banking Associates III L.L.C.	New York, NY 10022

LEHMAN SIDECAR I, LLC

MANAGER

Sole member managed by Lehman Brothers Merchant Banking Associates III L.P.

GENERAL PARTNER OF MANAGER

Lehman Brothers Merchant	399 Park Avenue, 9th Floor
Banking Associates III L.L.C.	New York, NY 10022

LB I GROUP INC.

BOARD OF DIRECTORS

NAME / TITLE	BUSINESS ADDRESS

Edward S. Grieb	745 Seventh Avenue
New York, NY 10019

Christopher M. O’Meara	745 Seventh Avenue
New York, NY 10019

17

EXECUTIVE OFFICERS

NAME / TITLE	BUSINESS ADDRESS

Thomas Banahan	745 Seventh Avenue
Managing Director	New York, NY 10019

Steven L. Berkenfeld	745 Seventh Avenue
Managing Director	New York, NY 10019

Thomas E. Bernard	745 Seventh Avenue
Managing Director	New York, NY 10019

Michael I. Brill	745 Seventh Avenue
Senior Vice President	New York, NY 10019

Michael S. Castleman	745 Seventh Avenue
Managing Director	New York, NY 10019

James R. Emmert	745 Seventh Avenue
Managing Director	New York, NY 10019

Edward S. Grieb	745 Seventh Avenue
Managing Director	New York, NY 10019

Robert G. Hedlund III	745 Seventh Avenue
Managing Director	New York, NY 10019

Ruth E. Horowitz	745 Seventh Avenue
Managing Director	New York, NY 10019

William J. Hughes	745 Seventh Avenue
Managing Director	New York, NY 10019

Alex Kirk	745 Seventh Avenue
Managing Director	New York, NY 10019

Henry Klein	745 Seventh Avenue
Managing Director	New York, NY 10019

William E. Lighten	745 Seventh Avenue
Managing Director	New York, NY 10019

Kurt A. Locher	745 Seventh Avenue
Managing Director	New York, NY 10019

Edward B. McGeough	745 Seventh Avenue
Managing Director	New York, NY 10019

Raymond C. Mikulich	745 Seventh Avenue
Managing Director	New York, NY 10019

Michael J. Odrich	745 Seventh Avenue
Managing Director	New York, NY 10019

Robert D. Redmond	745 Seventh Avenue
Managing Director	New York, NY 10019

18

James P. Seery	745 Seventh Avenue
Managing Director	New York, NY 10019

Dexter F. Senft	745 Seventh Avenue
Managing Director	New York, NY 10019

Brian P. Wade	745 Seventh Avenue
Managing Director	New York, NY 10019

Jarett Wait	745 Seventh Avenue
Managing Director	New York, NY 10019

Mark A. Walsh	745 Seventh Avenue
Managing Director	New York, NY 10019

Alan Washkowitz	745 Seventh Avenue
Managing Director	New York, NY 10019

Jeffrey S. Wecker	745 Seventh Avenue
Managing Director	New York, NY 10019

Murat Erkurt	745 Seventh Avenue
Controller	New York, NY 10019

Murat Erkurt	745 Seventh Avenue
Senior Vice President	New York, NY 10019

Anthony F. Felella	745 Seventh Avenue
Senior Vice President	New York, NY 10019

Gerard Fox	745 Seventh Avenue
Senior Vice President	New York, NY 10019

Kevin R. Genirs	745 Seventh Avenue
Senior Vice President	New York, NY 10019

Fred E. Steinberg	745 Seventh Avenue
Senior Vice President	New York, NY 10019

Above individuals are citizens of the United States.

LEHMAN BROTHERS DIVERSIFIED PRIVATE EQUITY FUND 2004 PARTNERS

GENERAL PARTNER

Lehman Brothers Private Equity	399 Park Avenue, 9th Floor
Advisors L.L.C.	New York, NY 10022

19

LB PACIFIC LP

GENERAL PARTNER

LB Pacific GP, LLC	399 Park Avenue, 9th Floor
New York, NY 10022

LB PACIFIC GP, LLC

BOARD OF DIRECTORS

NAME / TITLE	BUSINESS ADDRESS

Christopher R. Manning	Lehman Brothers Inc.
President	399 Park Avenue, 9th Floor,
New York, NY 10022

Joshua L. Collins	Lehman Brothers Inc.
Vice President, Secretary	399 Park Avenue, 9th Floor
New York, NY 10022

Jeffrey C. Weber	Lehman Brothers Inc.
Vice President	399 Park Avenue, 9th Floor
New York, NY 10022

OFFICERS

NAME / TITLE	BUSINESS ADDRESS

Christopher R. Manning	Lehman Brothers Inc.
President	399 Park Avenue, 9th Floor,
New York, NY 10022

Joshua L. Collins	Lehman Brothers Inc.
Vice President, Secretary	399 Park Avenue, 9th Floor
New York, NY 10022

Jeffrey C. Weber	Lehman Brothers Inc.
Vice President	399 Park Avenue, 9th Floor
New York, NY 10022

Fred E. Steinberg	Lehman Brothers Inc.
Vice President	399 Park Avenue, 9th Floor,
New York, NY 10022

Deborah Nordell	Lehman Brothers Inc.
Vice President	399 Park Avenue, 9th Floor
New York, NY 10022

20

Alyson I. Goldfarb	Lehman Brothers Inc.
Vice President	399 Park Avenue, 9th Floor,
New York, NY 10022

All of the above individuals are citizens and residents of the United States.

21

Exhibit E

AMENDED AND RESTATED

AGREEMENT REGARDING THE JOINT FILING OF AMENDMENT NO. 2 TO SCHEDULE 13D

The undersigned hereby agree as follows:

(i)                                     Each of them is individually eligible to use the Amendment No. 2 to Schedule 13D to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf of each of them; and

(ii)                                  Each of them is responsible for the timely filing of such Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  April 6, 2006

[Signature Pages Follow]

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Vice President

LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III L.L.C.

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Senior Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Senior Vice President

LEHMAN BROTHERS PRIVATE EQUITY ADVISERS L.L.C.

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LEHMAN BROTHERS MERCHANT BANKING ASSOCIATES III L.P.

By:	Lehman Brothers Merchant Banking Associates III L.L.C., its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LBMB PARTNERS AIV I L.P.

By:	Lehman Brothers Merchant Banking
Associates III L.L.C., its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LBMB FUND (B) AIV I L.P.

By:	Lehman Brothers Merchant Banking
Associates III L.L.C., its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LBMB FUND AIV I L.P.

By:	Lehman Brothers Merchant Banking Associates III L.L.C., its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LBMB CAPITAL PARTNERS V AIV I L.P.

By:	LB I Group its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Senior Vice President

LBMB AIV II L.P.

By:	Lehman Brothers Merchant Banking Associates III L.L.C., its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LEHMAN SIDECAR I, LLC

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LB I GROUP INC.

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Senior Vice President

LEHMAN BROTHERS DIVERSIFIED PRIVATE EQUITY FUND 2004 PARTNERS

By:	Lehman Brothers Private Equity Advisors
LLC, its attorney-in-fact

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LB PACIFIC GP LLC

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory

LB PACIFIC LP

By:	LB Pacific Energy GP, LLC,
its general partner

By:	/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Authorized Signatory